Exhibit 99.1

ELBIT IMAGING ANNOUNCES FULL EARLY REDEMPTION OF SERIES H NOTES

Tel Aviv, Israel, February 28, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today the full early redemption of its outstanding series H notes in a total amount of approximately NIS 56,870,874 million (the “Redemption” and the “Notes”, accordingly).

The redemption date of the Notes will be March 18, 2018 (the “Redemption Date”). Since this will be the final payment, than there is no record date and holders of the Notes on Redemption Date will be entitled for the redemption payment.

About Elbit Imaging Ltd.

The Company holds approximately 89.16% of Elbit Medical Technologies Ltd.’s outstanding share capital (88.68% on a fully diluted basis).

Elbit Imaging Ltd. operates in the following principal fields of business: (i) development of shopping and entertainment centers in emerging markets; (ii) medical industries and devices for: (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iii) land in India designated for sale to residential projects.

For Further Information:

Company Contact

Ron Hadassi

Chief Executive Officer & Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com